[LETTERHEAD OF CLIFFORD CHANCE US LLP]

September 4, 2009

VIA EDGAR AND OVERNIGHT MAIL

Sonia G. Barros, Esq.

Stacie Gorman, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

Washington, D.C. 20549

Re:	Apollo Commercial Real Estate Finance, Inc.
Amendment No. 2 to Registration Statement on Form S-11
Filed September 2, 2009
File No. 333-160533

Dear Ms. Barros and Ms. Gorman:

On behalf of our client, Apollo Commercial Real Estate Finance, Inc., a Maryland corporation (the “Company”), we are transmitting for filing the Company’s supplemental response to comment 1 of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to John J. Suydam of ACREFI Management, LLC, dated August 31, 2009.

We have provided each of you, Wilson Lee, Cicely Lamothe and Rochelle Plesset, a courtesy copy of this letter.

Supplemental Response to Comment 1

As discussed by telephone with the Staff, as of August 7, 2009, only 42 percent of the assets under management of Apollo European Principal Finance Fund, L.P., which includes invested and committed capital, has been invested in European real estate non-performing loans and this fund was not organized primarily to invest in real estate loans but rather a range of European non-performing loans acquired from European financial institutions.

*  *  *  *  *  *  *

We thank the Staff for its attention to the Company’s filing. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8527 or Andrew S. Epstein at 212-878-8332.

Very truly yours,

/s/ Jay L. Bernstein
Jay L. Bernstein

cc:	Securities and Exchange Commission
Wilson Lee
Cicely Lamothe
Rochelle Plesset

ACREFI Management, LLC
John J. Suydam

Latham & Watkins LLP
Raymond Y. Lin
Dennis Lamont

Clifford Chance US LLP
Andrew S. Epstein